

SEC 07001274 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22992

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OppenheimerFunds Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Liberty Street, 11th Floor
(No. and Street)

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

New York (City) NY (State) 10281-1008 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Bishop (303) 768-2994
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

707 Seventeenth Street, Suite 2700 (Address) Denver, (City) CO (State) 80202-3499 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
FEB 2 1 2007
WASH, DC
185 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Bishop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OppenheimerFunds Distributor, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn to before me this 31st day of December, 2006.



Signature

Treasurer

Title

My commission expires May 6, 2009.



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Independent Auditors' Report

Board of Directors
OppenheimerFunds Distributor, Inc.:

We have audited the accompanying statement of financial condition of OppenheimerFunds Distributor, Inc. (a wholly owned subsidiary of OppenheimerFunds, Inc.) (the Company) as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of OppenheimerFunds Distributor, Inc. (a wholly owned subsidiary of OppenheimerFunds, Inc.) at December 31, 2006, in conformity with the U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 and Exemptive Provision Under Rule 15c3-3 Under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

KPMG LLP

KPMG LLP

Denver, Colorado
February 14, 2007

OPPENHEIMERFUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of OppenheimerFunds, Inc.)

Statement of Financial Condition

December 31, 2006

(Dollars in thousands)

Assets

Cash and cash equivalents	$	222,654
Customer cash		44,199
Accounts receivable:		
Broker/dealers		202,015
Redemptions from mutual funds managed by affiliated companies		132,151
Distribution and service plan fee receivable		88,938
Other		264
Other assets		45
Investments		262
Deferred sales commissions		216,908
Total assets	$	907,436

Liabilities and Shareholder's Equity

Liabilities:		
Subscriptions payable to mutual funds managed by affiliated companies	$	247,652
Payable to broker/dealers		131,201
Distribution and service plan fee payable		106,996
Commissions payable		5,680
Accounts payable and accrued expenses		15,550
Accrued compensation		15,700
Payable to affiliates		14,163
Income taxes payable		8,194
Deferred income taxes		43,407
Deferred compensation		26,093
Total liabilities		614,636
Shareholder's equity:		
Common stock, $300 stated value. Authorized 200 shares; issued and outstanding 100 shares		30
Additional paid-in capital		704,590
Accumulated deficit		(411,820)
Total shareholder's equity		292,800
Commitments and contingencies (note 6)		
Total liabilities and shareholder's equity	$	907,436

See accompanying notes to statement of financial condition.

(Dollars in thousands)

(1) The Company and its Significant Accounting Policies

OppenheimerFunds Distributor, Inc. (the Company), a New York corporation, acts as general distributor for the sale and distribution of shares of registered investment companies (hereafter referred to as mutual funds), which are managed by OppenheimerFunds, Inc. (OFI). The Company is a wholly owned subsidiary of OFI, a wholly owned subsidiary of Oppenheimer Acquisition Corporation (OAC), which is controlled by MassMutual Holding LLC (MassMutual). The Company is registered as a broker/dealer under the Securities Exchange Act of 1934.

(a) Cash and Cash Equivalents

Cash on deposit and investments in money market mutual funds are considered cash equivalents.

(b) Customer Cash

Customer cash represents cash received from customers for mutual fund subscriptions and redemptions that have not settled as of the balance sheet date. The corresponding liabilities have been recorded as subscriptions payable to mutual funds and broker/dealers.

(c) Investments

The Company's investments at December 31, 2006, consisting of equity securities, are classified as trading securities and are carried at fair value. Changes in fair value are included in operating results. Fair value is based on the quoted market values.

Investments consist of the following at December 31, 2006:

	Cost	Unrealized gain	Fair value (carrying amount)
Equity securities	$ 135	127	262

(d) Deferred Sales Commissions

Sales commissions paid to broker/dealers in connection with sales of shares of certain mutual funds are charged to deferred sales commissions and amortized generally over six years. Early redemption charges received by the Company from redeeming shareholders reduce unamortized deferred sales commissions. The Company has determined that the unamortized deferred sales commissions are recoverable at December 31, 2006.

(e) Income Taxes

Income taxes due to governmental agencies are based upon the Company's best estimate of its current and deferred tax assets and liabilities. Deferred income taxes are provided for temporary differences that exist between financial reporting and tax bases of assets and liabilities.

(Continued)

The Company will file its 2006 federal income tax return on a consolidated basis with its parent, MassMutual, and its eligible consolidated subsidiaries and certain affiliates. The Company is subject to a written tax-allocation agreement, which allocates the Company's consolidated tax liability for payment purposes. Generally, the agreement provides the group members shall be compensated for the use of their losses and credits by other group members.

(f) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(g) Recently Issued Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation (FIN) No. 48, *Accounting for Uncertain Tax Positions*. This interpretation clarifies the accounting for uncertainty in income taxes recognized in enterprise financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in the tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective January 1, 2007. The Company is in the process of quantifying the impact of this interpretation.

(2) Transactions With Broker/Dealers

The Company acts as general distributor for the sale and distribution of mutual funds. In this capacity, the Company records a receivable when purchase orders are confirmed with the originating broker/dealers. The Company records a subscription payable to the mutual funds equal to the net asset value of unsettled shares. Settlement of this liability must occur within seven business days unless the trade is canceled. If the originating broker/dealer fails in its settlement, the purchase order under the terms of its dealer agreement with the Company, the Company may cancel the purchase order and hold responsible the originating broker/dealer.

When broker/dealers place share redemption orders with the Company, a receivable is recorded from the mutual funds equal to the net asset value of all shares redeemed; at the same time, the Company records a corresponding liability payable to the originating broker/dealers.

(Continued)

(Dollars in thousands)

(3) Related Parties and Other Matters

The following is a summary of the significant transactions and relationships with affiliated companies and other related parties as of December 31, 2006:

(a) Officers and Directors of the Company and Shareholders of OAC

Several officers and directors of the Company are shareholders of OAC while also serving as officers and directors or trustees of the mutual funds managed and distributed by the Company.

(b) Payable to Affiliates

At December 31, 2006, the Company has recorded a payable to OFI in the amount of $14,163.

(c) Revenue Sharing and Servicing Arrangements

The Company makes payments to affiliates of MassMutual for certain revenue sharing and servicing arrangements. The balance payable is $16 at December 31, 2006, and is included in accounts payable and accrued expenses.

(d) Distribution and Service Plan Fees

The Company makes payments to affiliates of MassMutual for their sales of mutual funds managed by OFI. These payments are made pursuant to Rule 12b-1 Plans adopted by the respective funds, and the amounts paid are based upon rates set under the plans, based on total assets invested by the affiliate's customers. The balance payable is $3,927 at December 31, 2006, and is included in distribution and service plan fee payable.

(e) Transfer of Assets

During 2006, certain employees of affiliated companies were transferred to the Company. As a result, $3,222 of deferred tax assets related to the liabilities on the Company's share-based payment arrangements were transferred from the affiliates to the Company. This amount was posted against additional paid in capital as the transfer occurred between entities under common control.

(Continued)

OPPENHEIMERFUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of OppenheimerFunds, Inc.)

Notes to Statement of Financial Condition

December 31, 2006

(Dollars in thousands)

(4) Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2006 were as follows:

Deferred tax assets:		
Deferred compensation	$	10,407
Share-based payment arrangements		37,918
State net operating losses		11,083
		59,408
Less valuation allowance		13,501
Gross deferred tax assets		45,907
Deferred tax liabilities:		
Deferred sales commissions		86,516
Intercompany gains		2,643
Unrealized gain on investments		51
Other		104
Gross deferred tax liabilities		89,314
Net deferred tax liability	$	43,407

In assessing the realizability of deferred tax assets, management considered whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

The total valuation allowance as of December 31, 2006 of $13,501 includes $11,083 attributable to state net operating losses that management believes will not be realized prior to their expiration. The remaining valuation allowance of $2,418 relates to certain other state deferred tax assets that management believes will not be realized.

As of December 31, 2006, $5,349 was payable for state income taxes. Included in this payable was $3,657 in liabilities for state tax uncertainties.

As of December 31, 2006, $2,845 was payable to MassMutual for consolidated federal income taxes.

(Continued)

(Dollars in thousands)

(5) Employee Benefit Plans

OFI has a 401(k) Capital Accumulation Plan (the Plan), a defined contribution plan, in which all Company employees are eligible to participate. After one year of service, the Plan provides for company matching contributions and provides for discretionary contributions which were 5% of employee compensation for the first three quarters and 25% for the fourth quarter, subject to plan and statutory limits.

In addition, employees of the Company participate in OFI's nonqualified deferred compensation plan, which allows certain employees to elect to defer a portion of their compensation. Employees are credited with earnings on the deferrals using returns on funds managed by OFI. At December 31, 2006, deferred compensation payable in the amount of $26,093 was recorded.

(6) Commitment and Contingencies

A consolidated amended complaint has been filed as putative derivative and class actions against the Company, OFI, OppenheimerFunds Services (a division of OFI) (collectively, the Oppenheimer defendants), as well as 51 of the Oppenheimer funds for which OFI serves as investment advisor (as Nominal Defendants), 31 present and former Directors or Trustees and 9 present and former officers of the funds. This complaint, filed in the U.S. District Court for the Southern District of New York on January 10, 2005 and amended on March 4, 2005, consolidates into a single action and amends six individual previously-filed putative derivative and class action complaints. Like those prior complaints, the complaint alleged that the Company charged excessive fees for distribution and other costs, improperly used assets of the funds in the form of directed brokerage commissions and 12b-1 fees to pay brokers to promote sales of the funds, and failed to properly disclose the use of assets of the funds to make those payments in violation of the Investment Company Act and the Investment Advisers Act of 1940. Also, like those prior complaints, the complaint further alleged that by permitting and/or participating in those actions, the Directors/Trustees and the Officers breached their fiduciary duties to shareholders of the funds under the Investment Company Act and at common law. The complaint sought unspecified compensatory and punitive damages, rescission of the funds' investment advisory agreements, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. On March 10, 2006, seven of the eight counts in the complaint were dismissed with prejudice by the court order, and the remaining count was dismissed with prejudice by court order dated April 5, 2006. The plaintiffs filed an appeal of those dismissals on May 11, 2006. The Oppenheimer defendants believe that the allegations contained in the complaints are without merit and that there are substantial grounds to sustain the district court's rulings. The Company believes that it is premature to render any opinion as to the likelihood of an outcome unfavorable to it and that no estimate can yet be made with any degree of certainty as to the amount or range of any potential loss. Therefore, no loss contingency has been recorded at December 31, 2006.

OFDI is involved in various other legal proceedings that arise in the ordinary course of its business. In the opinion of management, after consultation with counsel, the resolution of these proceedings should not have a material adverse effect on the Company's financial position.

(Continued)

(7) Net Capital Requirement

As a broker/dealer registered with the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1 of the Securities Exchange Act of 1934. The Company computes its net capital using the alternative standard appearing in paragraph a(1)ii of the Rule. Under this method, minimum capital is $250. At December 31, 2006, the Company had net capital of $109,196 that exceeded requirements by $108,946.

Supplemental Report on Internal Control

Board of Directors
OppenheimerFunds Distributor, Inc.:

In planning and performing our audit of the financial statements of OppenheimerFunds Distributor, Inc. (a wholly owned subsidiary of OppenheimerFunds, Inc.) (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

KPMG LLP

Denver, Colorado
February 14, 2007

END